Exhibit 3.5


                                   134 Meeting
                                     Street,
                                   Third Floor
                                  (29401-2240)
                               POST OFFICE BOX 340
                                  (29402-0340)
                           CHARLESTON, SOUTH CAROLINA

                                    TELEPHONE
                                  843.722.3366
                                    FACSIMILE
                                  843.722.2266
                               www.hsblawfirm.com

                                 Clay M. Grayson
                         direct dial number 843-720-4461
                          email.cgrayson@hsblawfirm.com
                            VIA EMAIL AND U.S. MAIL



                                  June 28, 2005

Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, New York 10020

Chapman and Cutler, LLP
111 W. Monroe Street
Chicago, IL  60603-4080


          Re: Van Kampen Insured Municipals Income Trust and Investors'
                   Quality Tax-Exempt Trust, Multi Series 566


Gentlemen:

         We have acted as special South Carolina counsel to you with respect to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi Series 566, (the "Fund") and the issuance by the Fund of units of fractional undivided interests (the "Units") in the South Carolina Investors' Quality Tax-Exempt Trust, Series 87 (the "Trust") . This Trust is one of the several state trusts which comprise the Fund. The Fund has been established under a Trust Indenture and Agreement dated the date hereof between you as the Depositor and The Bank of New York through its Wall Street Trust division, as the Trustee. The ownership of Units will be evidenced by certificates (the "Certificates") executed by you and the Trustee and sold to various investors (the "Certificateholders"). Each state trust will be administered as a distinct entity with separate certificates, expenses, books and records. Each Unit represents a fractional undivided interest in the principal and net income of the Trust. The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of South Carolina or counties, municipalities, political divisions and agencies or instrumentalities of the State of South Carolina, and may consist of interest-bearing obligations issued by the Governments of Puerto Rico, Guam, and/ or the Virgin Islands.

         You have requested our opinion as to the application of South Carolina state income and ad valorem taxes to the Trust and to the Certificateholders with respect to the ownership of one or more Units. In rendering our opinion we have, with your approval, relied on the opinion of Messrs. Chapman and Cutler, of even date herewith, that, for Federal income tax purposes the Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, Internal Revenue Code of 1986, as amended.

         On the basis of the foregoing and upon our examination into and conclusions relating to the applicable law of South Carolina we are of the opinion that:

     (1) By the provision of paragraph (j) of Section 3 of Article X of the South Carolina Constitution (revised 1977) intangible personal property is specifically exempted from any and all ad valorem taxation.

     (2) Pursuant to the provisions of S.C. Code Ann. Section 12-7-430(b), recodified as S.C. Code Ann. Section 12-6-1120(1), as interpreted by South Carolina Revenue Ruling #91-15, interest from obligations issued by the State of South Carolina or any of its political subdivisions, as well as interest derived from bonds issued by the Governments of Puerto Rico, Guam, and the Virgin Islands which is exempt from federal income taxes is exempt from South Carolina income taxes and that the exemption so granted extends to all recipients of interest paid thereon through the Trust. (This opinion does not extend to so-called 63-20 obligations.)

     (3) The income of the Trust would be treated as income to each Certificateholder of the Trust in the proportion that the number of Units of the Trust held by the Certificateholder bears to the total number of Units of the Trust outstanding. For this reason, interest derived by the Trust that would not be includable in income for South Carolina income tax purposes when paid directly to a South Carolina Certificateholder will be exempt from South Carolina income taxation when received by the Trust and attributed to such South Carolina Certificateholder.

     (4) Each Certificateholder will recognize gain or loss for South Carolina state income tax purposes if the Trustee disposes of a Bond (whether by sale, payment on maturity, retirement or otherwise) or if the Certificateholder redeems or sells his Certificate.

     (5) The Trust would be regarded, under South Carolina law, as a common trust fund and therefore not subject to taxation under any income tax law of South Carolina.

         The majority of the above described opinion of Haynsworth Sinkler Boyd P.A. has been concurred in by an informal ruling of the South Carolina Tax Commission pursuant to Section 12-3-170, recodified as Section 12-4-320 of the South Carolina Code, except for the description of the South Carolina tax treatment of interest derived from bonds issued by Guam and the Virgin Islands in paragraph (2) listed above. While the informal ruling does not address the South Carolina tax treatment of interest from securities issued by those two U.S. territories, South Carolina Revenue Ruling #91-15 specifically directs that interest derived from bonds issued by the Governments of Guam and the Virgin Islands is exempt from South Carolina income taxes.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in such Registration Statement and the Preliminary Prospectus included therein.

                                                               Very truly yours,

                                                   HAYNSWORTH SINKLER BOYD, P.A.